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November 20, 2017

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra B. Hunter Staff Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Midland Opportunistic REIT, LLC Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed September 29, 2017
File No. 024-10567

Dear Ms. Hunter:

This letter is submitted on behalf of Fundrise Midland Opportunistic REIT, LLC, (the “Company”) in response to a comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 25, 2017 (the “Comment Letter”) with respect to the Company’s Post-Qualification Amendment on Form 1-A (File No. 024-10567) filed with the Commission on September 29, 2017, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing Amendment No. 2 to the Post-Qualification Amendment (the “Amended Filing”), which includes changes in response to the Staff’s comment as well as other revisions.

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with a response immediately following the comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Offering Statement, and page references in the response refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Sandra Hunter

Division of Corporation Finance

November 20, 2017

General

1.	Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

Response to Comment No. 1

In response to the Staff’s comment, the Company has updated its financial statements to include interim financial statements as of June 30, 2017, in accordance with paragraph (b) of Part F/S in Form 1-A.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Enclosures:

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP